SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 11-K


(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                 OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D)OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM     TO
                                                         ---    ---

                     COMMISSION FILE NUMBER   0-22662


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    UNITED VIDEO SATELLITE GROUP, INC.
                              401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    UNITED VIDEO SATELLITE GROUP, INC.
                  7140 S. Lewis Avenue, Tulsa, OK  74136
                             (918) 488-4000

                   UNITED VIDEO SATELLITE GROUP, INC.
                              401(k) Plan

                           Financial Statements
                        and Supplemental Schedules


                             TABLE OF CONTENTS


                                                                 Page

Independent Auditors' Report                                       2

Financial Statements:

    Statements of Net Assets Available for Benefits -
        December 31, 1996 and 1995                                 3

    Statements of Changes in Net Assets Available for Benefits -
        Year Ended December 31, 1996 and Three Months Ended
        December 31, 1995                                          4

    Notes to Financial Statements                                 5-10



                                                               Schedule
Item 27(a) -
    Schedule of Assets Held for Investment Purposes -
        December 31, 1996                                          1
    Schedule of Assets Held for Investment Purposes -
        December 31, 1995                                          2

Item 27(d) -
    Schedule of Reportable Transactions - Year Ended
        December 31, 1996                                          3
    Schedule of Reportable Transactions - Three Months
        Ended December 31, 1995                                    4



All other schedules required for 1996 and 1995 by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                     INDEPENDENT AUDITORS' REPORT



To the Plan Administrator
United Video Satellite Group, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of United Video Satellite Group, Inc. 401(k) Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996 and the three months ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 and the three months ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and 1995 and the schedules of reportable transactions for the year ended December 31, 1996 and the three months ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                     KPMG Peat Marwick LLP

Denver, Colorado
June 27, 1997

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

            Statements of Net Assets Available for Benefits
                       December 31, 1996 and 1995


                                                 1996           1995
                                                 ----           ----


Assets
------

Cash                                          $     3,222   $        --
Investments at fair value:
  Money market funds                            1,089,412     1,198,776
  Common/collective trust funds                 5,594,390            --
  Mutual funds                                  5,484,698     7,888,672
  Common stock of United Video
    Satellite Group, Inc.                          85,430            --
  Participant loans                               180,042       155,043
                                              -----------   -----------
    Total investments                          12,433,972     9,242,491

Receivables:
  Employee contributions receivable                73,689        74,480
  Employer contributions receivable                47,249        60,221
  Accrued income                                      469            --
                                              -----------   -----------
    Total receivables                             121,407       134,701
                                              -----------   -----------
                                               12,558,601     9,377,192


Liabilities
-----------

Unallocated forfeitures                            24,208        17,133
                                              -----------   -----------
Net assets available for benefits
  (includes benefits payable to
  participants of $535,476 and
  $329,167 in 1996 and 1995,
  respectively)                               $12,534,393   $ 9,360,059
                                              ===========   ===========


             See accompanying notes to financial statements.

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                  Statements of Changes in Net Assets
                         Available for Benefits

                    Year Ended December 31, 1996 and
                  Three Months Ended December 31, 1995


                                                 1996           1995
                                                 ----           ----
Additions to net assets available for
  benefits attributed to:

    Transfer from predecessor plan            $       --    $8,611,305
    Investment income:
      Net appreciation in fair value
        of investments                          1,267,663      261,335
      Interest                                     14,952        3,309
      Dividends                                   345,607       90,782
                                              -----------   ----------
        Total investment income                 1,628,222      355,426

    Contributions:
      Employee contributions                    1,426,764      255,405
      Employer contributions                      758,674      186,149
      Rollover contributions                        7,252       15,764
                                              -----------   ----------
        Total contributions                     2,192,690      457,318
                                              -----------   ----------
          Total additions                       3,820,912    9,424,049

Deductions from net assets available
  for benefits attributed to:
    Benefits paid to participants                 608,258       46,857
    Forfeitures                                    24,208       17,133
    Other, net                                     14,112           --
                                              -----------  -----------
          Total deductions                        646,578       63,990
                                              -----------  -----------

Net increase in net assets
  available for benefits                        3,174,334    9,360,059

Net assets available for benefits:
  Beginning of year                             9,360,059           --
                                              -----------   ----------

      End of year                             $12,534,393   $9,360,059
                                              ===========   ==========

            See accompanying notes to financial statements

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                     Notes to Financial Statements
                      December 31, 1996 and 1995



(1)  Description of Plan

     Effective September 29, 1995, United Video Satellite Group, Inc. (the "Company") adopted the United Video Satellite Group, Inc. 401(k) Plan (the "Plan"). The beginning balances of the Plan were transferred from a previously existing plan, the United Video Management, Inc. and Affiliates Employees 401(k) Profit Sharing Plan (the "Predecessor Plan"). The Predecessor Plan included account balances of participants who were not employees of the Company and who do not currently participate in the Plan. Account balances for employees of the Company under the Predecessor Plan were transferred into the Plan effective September 29, 1995.

     The following description of the Plan provides only general information. Participants should refer to the 401(k) Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Each year participants may elect to save, through payroll deductions, from 1% to 12% of pretax compensation, as defined by the Plan. Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined by the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant's contribution of pretax compensation. The Company's matching percentage shall be determined by the Company and announced prior to the beginning of the Plan year. For the periods ended December 31, 1996 and 1995, the Company matched 100% of the first 4% of each participant's contribution of pretax compensation. For any plan year, additional matching contributions can be made at the option of the Company.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company matching contributions. The benefit to which a participant is entitled is the vested balance in the participant's account. At year end, these unallocated forfeitures are reflected in the accompanying financial statements as a reduction of net assets available for benefits.

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued



     Vesting

     Participants are immediately vested in their contributions plus
     actual earnings thereon.   Vesting for the Company matching
     contributions is at a rate of 20% per year beginning after the employee's first full year of service with an additional 20% for the next four years achieving 100% vesting at five years of credited service. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

     Investment Options

     Effective April 1, 1996, the Plan assets were transferred to a third party trustee/custodian. As a result of the transfer, the investment options also changed. The following investment options were available prior to April 1, 1996:

        Vanguard Money Market Reserves - U.S. Treasury Portfolio - invests in securities backed by the U.S. Government.

        Vanguard Fixed Income Securities Fund - GNMA Portfolio - invests at least 80% of its assets in Government National
        Mortgage Association pass-through certificates. These certificates are mortgage-backed securities representing part ownership of a pool of mortgage loans.

        Vanguard Index Trust - 500 Portfolio - invests in an attempt to duplicate the investment results of the S&P 500 Index by holding all 500 stocks in approximately the same proportions as they are represented in the S&P 500 Index.

        Fidelity Contrafund - invests mainly in equity securities of companies that are undervalued or "out-of-favor" but show potential for capital appreciation.

     The following investment options were available effective April 1, 1996:

        Merrill Lynch Retirement Reserves Fund - invests in short-term money market securities such as U.S. Government and agency securities, bank certificates of deposit and banker's acceptances, commercial paper and repurchase agreements to seek current income, preservation of capital and liquidity.

        Merrill Lynch Investment Grade Corporate Bond Fund - invests at least 65% of its assets in high quality corporate debt. This portfolio invests primarily in securities rated "A" or better.

        Merrill Lynch Equity Index Trust - invests in an attempt to duplicate the investment results of the S&P 500 Index by holding all 500 stocks in approximately the same proportions as they are represented in the S&P Index.

        Merrill Lynch Capital Fund - invests primarily in equity securities of high quality large-cap companies, corporate bonds and money market securities in an effort to diversify its investments.

                   UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

                Notes to Financial Statements, Continued



       Merrill Lynch Technology Fund - invests in equities of technology companies domiciled in developed markets including computer production, communications, consumer electronics, electronic components, factory and office automation and in other companies substantially involved in the more general field of technology. The fund will not invest more than 25% of its total assets in any one industry. Subsequent to December 31, 1996, the assets in this fund were transferred to the Seligman Communication and Information Fund.

       Aim Value Fund - invests primarily in equity securities of companies that are believed to be undervalued relative to current or projected earnings of the companies issuing the securities, or relative to the current market value of the assets owned by the company. The fund may invest up to 25% of its assets in foreign securities.

       Aim Equity Constellation Fund - invests largely in common stocks, emphasizing small to medium-sized emerging growth companies that have experienced above-average and consistent earnings growth or companies that are currently experiencing a dramatic increase in profits.

       Templeton Foreign Fund - invests in stocks and debt securities of companies and governments outside the United States. It maintains a flexible investment policy allowing it to invest in all types of securities and in any foreign country, developed or under-developed.

       United Video Stock Fund - invests primarily in shares of the Company. A participant may not invest more than 20% of the value of his or her accounts in the United Video Stock Fund.

     Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis.

     Payment of Benefits

     Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $3,500, equal periodic payments over a designated period in accordance with current tax regulations.

     Included in net assets available for benefits as of December 31, 1996 and 1995 is $535,476 and $329,167, respectively, which represent amounts allocated to accounts of individuals who have elected to withdraw from the Plan but have not yet been paid. These amounts are reported as liabilities on the Internal Revenue Service Form 5500.

     Participant Loans

     Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms are not to exceed five years (10 years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal on the last business day of the month prior to the date the loan is funded plus 1%. Principal and interest are repaid by the participant in accordance with the Plan document.

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued



     Administrative Expenses

     The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Company in 1996 and 1995.


(2)  Summary of Accounting Policies

     Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

     Investment Valuation

     The Plan's investments are stated at fair value, based on quoted market prices. The participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


(3)  Investments

     The following table presents the fair values of individual investments at December 31, 1996 and 1995.


                                                 1996           1995
                                                 ----           ----

       Vanguard Index Trust 500 Portfolio;
         76,496.386 shares of $57.60 per
         share at December 31, 1995          $        --     $4,406,192
       Vanguard Fixed Income Securities
         Fund GNMA Portfolio; 164,189.14
         shares at $10.43 per share at
         December 31, 1995                            --      1,712,493
       Vanguard Money Market Reserves
         U.S. Treasury Portfolio;
         1,198,776 shares at $1.00 per
         share at December 31, 1995                   --      1,198,776
       Fidelity Contrafund; 46,554.1 shares
         at $38.02 per share at
         December 31, 1995                            --      1,769,987
       Merrill Lynch Retirement Reserves
         Fund; 1,089,412 shares at $1.00
         per share at December 31, 1996        1,089,412             --
       Merrill Lynch Investment Grade
         Corporate Bond Fund; 157,348
         shares at $11.32 per share at
         December 31, 1996                     1,781,179             --
       Merrill Lynch Equity Index Trust;
         113,797.31 shares at $49.16
         per share at December 1996            5,594,390             --
       Merrill Lynch Technology Fund;
         24,794.55 shares at $4.97 per
         share at December 31, 1996              123,228             --
       Merrill Lynch Capital Fund;
         8,046.533 shares at $31.02 per
         share at December 31, 1996              249,604             --
       Aim Equity Constellation Fund;
         22,413.22 shares at $25.26
         per share at December 331, 1996         566,158             --
       Aim Value Fund; 85,902.777 shares
         at $29.15 per share at
         December 31, 1996                     2,504,066             --
       Templeton Foreign Fund; 25,141.22
         shares at $10.36 per share at
         December 31, 1996                       260,463             --
       United Video Satellite Group
         Class A Common Stock;
         4,881.7 shares at $17.50 per
         share at December 31, 1996               85,430             --
       Participant loans                         180,042        155,043
                                             -----------     ----------

                                             $12,433,972     $9,242,491
                                             ===========     ==========

                   UNITED VIDEO SATELLITE GROUP, INC.
                             401(k) PLAN

                Notes to Financial Statements, Continued


     The following schedule presents the net appreciation(depreciation) in fair value for each significant class of investment for the year ended December 31, 1996 and the three months ended December 31, 1995:

                                                 1996           1995
                                                 ----           ----

       Common/collective trust funds          $  715,784     $     --
       Mutual funds                              561,839      261,335
       Common stock                               (9,960)          --
                                              ----------     --------

                                              $1,267,663     $261,335
                                              ==========     ========


(4)  Internal Revenue Service Status

     During 1996, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Plan trustees and the administrative committee are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(6)  Separate Option Allocation

     The amount of net assets available for benefits at the beginning of the Plan year and changes in net assets during the Plan year, allocated by separate investment option, is as follows:




                                                                                             Merrill
                            Vanguard     Vanguard                                Merrill     Lynch
                            Fixed Income Money Market  Vanguard                  Lynch       Investment  Merrill     Merrill
                            Securities   Reserves -    Index Trust               Retirement  Grade       Lynch       Lynch
                                         U.S.
                            Fund - GNMA  Treasury      500          Fidelity     Reserves    Corporate   Equity      Capital
                            Portfolio    Portfolio     Portfolio    Contrafund   Fund        Bond Fund   Index Trust Fund


Net assets available for
 benefits,
 September 29, 1995         $        --  $        --   $        --  $        --  $        -- $        -- $        -- $      --

Transfer from predecessor
 plan                         1,627,496    1,164,721     4,038,374    1,623,874           --          --          --        --

Investment income:
  Net appreciation in fair
    value of investments         30,296           --       203,575       27,464           --          --          --        --
  Interest                          499          369         1,516          925           --          --          --        --
  Dividends                      29,225       15,464        42,303        3,790           --          --          --        --
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------
   Total investment
     income                      60,020       15,833       247,394       32,179           --          --          --        --

Contributions:
  Employee contributions         22,711        9,732        75,097       73,385           --          --          --        --
  Employer contributions         17,647        7,795        56,337       44,149           --          --          --        --
  Rollover contributions            664        9,768           713        4,619           --          --          --        --
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------
   Total contributions           41,022       27,295       132,147      122,153           --          --          --        --
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------

    Total additions           1,728,538    1,207,849     4,417,915    1,778,206           --          --          --        --

Benefits paid to
 participants                   (14,279)     (10,514)      (11,353)      (8,657)          --          --          --        --
Forfeitures                          --           --            --           --           --          --          --        --
Other, net                           --           --            --           --           --          --          --        --
                            -----------  ------------  -----------  -----------  ----------- ----------- ----------- ---------
    Total deductions            (14,279)     (10,514)      (11,353)      (8,657)          --          --          --        --

Interfund transfers              (1,766)       1,441          (370)         438           --          --          --        --
                            -----------  ------------  -----------  -----------  ----------- ----------- ----------- ---------
Net assets available for
 benefits, December 31,
 1995                         1,712,493    1,198,776     4,406,192    1,769,987           --          --          --        --


Investment income:
  Net appreciation in fair
    value of investments        (41,694)          --       282,160      123,656           --                 715,784    10,144
                                                                                             (1,607)
  Interest                          495          341         1,600        1,069          946       1,456       4,928        17
  Dividends                      27,434       11,926        14,039       (1,098)      41,999      85,048          89    10,469
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------
   Total investment
     income                     (13,765)      12,267       297,799      123,627       42,945      84,897     720,801    20,630

Contributions:
  Employee contributions         46,384       43,217       177,385      159,503       65,605      90,096     320,076    62,790
  Employer contributions         29,485       24,382       117,316       97,196       43,015      53,834     181,282    15,794
  Rollover contributions          1,074          488         2,715        2,975          --          --          --         --
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------
   Total contributions           76,943       68,087       297,416      259,674      108,620     143,930     501,358    78,584
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------

    Total additions              63,178       80,354       595,215      383,301      151,565     228,827   1,222,159    99,214

Benefits paid to
 participants                   (64,718)     (11,302)     (254,773)     (14,911)                                          (481)
                                                                                 (40,937)    (38,075)    (83,452)
Forfeitures                          --           --            --           --           --          --          --        --
Other, net                       (2,238)       5,641       (13,093)      (3,830)          41         141          20        --
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------
    Total deductions            (66,956)      (5,661)     (267,866)     (18,741)                                          (481)
                                                                                 (40,896)    (37,934)    (83,432)

Interfund transfers          (1,708,715)  (1,273,469)   (4,733,541)  (2,134,547)     978,743   1,590,286   4,455,663   150,871
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------

Net change in net assets
 available for benefits      (1,712,493)  (1,198,776)   (4,406,192)  (1,769,987)   1,089,412   1,781,179   5,594,390   249,604
                            -----------  -----------   -----------  -----------  ----------- ----------- ----------- ---------

Net assets available for
 benefits, December 31,
 1996                       $        --  $        --   $        --  $        --  $ 1,089,412 $ 1,781,179 $ 5,594,390 $ 249,604
                            ===========  ===========   ===========  ===========  =========== =========== =========== =========








Merrill                   Aim
Lynch        Aim          Equity         Templeton
Technology   Value        Constellation  Foreign       United Video  Participant
Fund         Fund         Fund           Fund          Stock Fund    loans       Cash        Unallocated   Total




$     --     $        --  $      --      $      --     $     --      $      --   $     --    $     --      $        --


      --              --         --             --           --        156,840         --          --        8,611,305



      --              --         --             --           --             --         --          --          261,335
      --              --         --             --           --             --         --          --            3,309
      --              --         --             --           --             --         --          --           90,782
--------     -----------  ---------      ---------     --------      ---------   --------    --------      -----------

      --              --         --             --           --             --         --          --          355,426


      --              --         --             --           --             --         --      74,480          255,405
      --              --         --             --           --             --         --      60,221          186,149
      --              --         --             --           --             --         --          --           15,764
--------     -----------  ---------      ---------     --------      ---------   --------    --------      -----------
      --              --         --             --           --             --         --     134,701          457,318
--------     -----------  ---------      ---------     --------      ---------   --------    --------      -----------

      --              --         --             --           --        156,840         --     134,701        9,424,049


      --              --         --             --           --         (2,054)        --          --          (46,857)
      --              --         --             --           --             --         --     (17,133)         (17,133)
      --              --         --             --           --             --         --          --               --
--------     -----------  ---------      ---------     --------      ---------   --------    --------      -----------
      --              --         --             --           --         (2,054)        --     (17,133)         (63,990)

      --              --         --             --           --            257         --          --               --
--------     -----------  ---------      ---------     --------      ---------   --------    --------      -----------


      --              --         --             --           --        155,043        --      117,568        9,360,059




   1,558         158,056     19,184         10,382       (9,960)            --        --           --        1,267,663
      --           3,510         49             41           31             --        --          469           14,952
   5,555         121,482     18,877          9,787           --             --        --           --          345,607
--------     -----------  ---------      ---------     --------      ---------   -------     --------      -----------

   7,113         283,048     38,110         20,210       (9,929)            --        --          469        1,628,222


   21,903        259,906    100,261         36,232       44,197             --        --         (791)       1,426,764
    6,496        148,603     29,891         16,187        8,165             --        --      (12,972)         758,674
       --             --         --             --           --             --        --           --            7,252
---------    -----------  ---------      ---------     --------      ---------   -------     --------      -----------
   28,399        408,509    130,152         52,419       52,362             --        --      (13,763)       2,192,690
---------    -----------  ---------      ---------     --------      ---------   -------     --------      -----------

   35,512        691,557    168,262         72,629       42,433             --        --      (13,294)       3,820,912


       --        (98,219)      (563)          (341)      (1,629)        (2,079)    3,222           --         (608,258)
       --             --         --             --           --             --        --      (24,208)         (24,208)
       --             --         --             --           --           (794)       --           --          (14,112)
---------    -----------  ---------      ---------     --------      ---------   -------     --------      -----------
       --        (98,219)      (563)          (341)      (1,629)        (2,873)    3,222      (24,208)        (646,578)

   87,716      1,910,728    398,459        188,175       44,626         27,872        --       17,133               --
---------    -----------  ---------      ---------     --------      ---------   -------     --------      -----------


  123,228      2,504,066    566,158        260,463       85,430         24,999     3,222      (20,369)       3,174,334
---------    -----------  ---------      ---------     --------      ---------   -------     --------      -----------


$ 123,228    $ 2,504,066  $ 566,158      $ 260,463     $ 85,430      $ 180,042   $ 3,222     $ 97,199      $12,534,393
=========    ===========  =========      =========     ========      =========   =======     ========      ===========





                         SUPPLEMENTAL SCHEDULES


                                                            Schedule 1



                   UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

                 Item 27(a) - Schedule of Assets Held
                       For Investment Purposes

                          December 31, 1996


Column (a)       Column (b)               Column (c)            Column (d)  (Column (e)

                                          Description of
                                          Investment Including
Party-in-        Identity of Issue,       Maturity Date, Rate
Interest         Borrower, Lessor         of Interest, Par or               Current
Identification   or Similar Party         Maturity Value        Cost        Value


      *          Merrill Lynch:

                   Retirement Reserves
                     Fund                 Money market          $ 1,089,412 $ 1,089,412

                   Investment Grade
                     Corporate Bond Fund  Mutual fund             1,780,853   1,781,179

                   Equity Index Trust     Common/collective       4,898,110   5,594,390
                                          trust

                   Capital Fund           Mutual fund               240,522     249,604

                   Technology Fund        Mutual fund               123,413     123,228

                 Aim:
                   Value Fund             Mutual fund            2,358,704    2,504,066

                   Equity Constellation
                     Fund                 Mutual fund              551,967      566,158

                 Templeton Foreign Fund   Mutual fund              249,977      260,463

      *          United Video Satellite
                   Group, Inc.,
                   Class A Common Stock   Common stock              94,032       85,430

      *          Participant Loans        (7%-10%)                 180,042      180,042
                                                                ----------  -----------
                                                                $11,567,032 $12,433,972
                                                                =========== ===========





* Party-in-Interest

                                                            Schedu1e 2

                   UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

                  Item 27(a) - Schedule of Assets Held
                       For Investment Purposes

                          December 31, 1995



Column (a)       Column (b)                Column (c)            Column (d)  (Column (e)

                                           Description of
                                           Investment Including
Party-in-        Identity of Issue,        Maturity Date, Rate
Interest         Borrower, Lessor          of Interest, Par or               Current
Identification   or Similar Party          Maturity Value        Cost        Value


                 Vanguard:

                   Index Trust 500
                     Portfolio             Mutual fund           $4,212,443  $4,406,192

                   Fixed Income
                     Securities Fund
                     GNMA Portfolio        Mutual fund            1,682,197   1,712,493

                   Money Market Reserves
                     U.S. Treasury
                     Portfolio             Money market account   1,198,776   1,198,776

                 Fidelity Contrafund       Mutual fund            1,876,777   1,769,987

     *           Participant loans         (7%-10%)                 155,043     155,043
                                                                 ----------  ----------
                                                                 $9,125,236  $9,242,491
                                                                 ==========  ==========



*  Party-in-Interest

                                                            Schedule 3


                 UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

         Item 27(d) - Schedule of Reportable Transactions

                   Year Ended December 31, 1996



Column (a)    Column (b)                Column (c)    Column (d)  Column (e)   Column (f) Column (g)   Column (h)   Column (i)

                                                                  Expense                              Current
                                                                                                       Value
Identity                                                          Incurred                             of Asset on
of Party      Description               Purchase      Selling     With         Lease      Cost of      Transaction  Net Gain
Involved      of Assets                 Price         Price       Transaction  Rental     Asset        Date         (Loss)



The Merrill   Merrill Lynch:
  Lynch         Retirement Reserves
  Trust           Fund                  $1,500,533    $       --       --           --    $1,500,533   $1,500,533   $    --
  Companies     Retirement Reserves
                  Fund                          --       411,120       --           --       411,120      411,120        --
                Equity Index Trust       5,404,603            --       --           --     5,404,603    5,404,603        --
                Equity Index Trust              --       525,977       --           --       506,492      525,997    19,505
                Investment Grade
                  Corporate Bond Fund    2,036,713            --       --           --     2,036,713    2,036,713        --
                Investment Grade
                  Corporate Bond Fund           --       251,433       --           --       253,365      251,433    (1,932)
              AIM:
                Equity Constellation
                  Fund                     653,636            --       --           --       653,636      653,636        --
                Equity Constellation
                  Fund                          --       106,660       --           --       101,668      106,660     4,992
                Value Fund               2,856,669            --       --           --     2,856,669    2,856,669        --
                Value Fund                      --       510,659       --           --       497,964      510,659    12,695

The Vanguard  Vanguard:
  Group         Index Trust
                  500 Portfolio                 --     4,959,189       --           --     4,677,028    4,959,189   282,161
                Index Trust
                  500 Portfolio            273,889            --       --           --       273,889      273,889        --
                Fixed Income
                  Securities Fund
                  GNMA Portfolio                --     1,755,227       --           --     1,796,921    1,755,227   (41,694)
                Fixed Income
                  Securities Fund
                  GNMA Portfolio            64,843            --       --           --        64,843       64,843        --
                Money Market Reserves
                  U.S. Treasury
                  Portfolio                     --     1,273,140       --           --     1,273,140    1,273,140        --
                Money Market Reserves
                  U.S. Treasury
                  Portfolio                 65,774            --       --           --        65,774       65,774        --

Fidelity      Fidelity:
  Investments   Contrafund                      --     2,369,772       --           --     2,246,116    2,369,772   123,656
                Contrafund                 476,147            --       --           --       476,147      476,147        --



                                                            Schedule 4

                   UNITED VIDEO SATELLITE GROUP, INC.
                            401(k) PLAN

         Item 27(d) - Schedule of Reportable Transactions

                 Three Months Ended December 31, 1995




Column (a)    Column (b)             Column (c)    Column (d)  Column (e)   Column (f)  Column (g)   Column (h)   Column (i)

                                                                                                     Current
                                                               Expense                               Value
Identity                                                       Incurred                              of Asset on
of Party      Description            Purchase      Selling     with         Lease       Cost of      Transaction  Net Gain
Involved      of Assets              Price         Price       Transaction  Rental      Asset        Date         (Loss)



The Vanguard  Vanguard:
  Group         Index Trust 500
                  Portfolio          $4,230,371        --           --           --     $4,230,371   $4,230.371  --
                Index Trust 500
                  Portfolio                --       17,928          --           --         17,928       17,928   --
                Fixed Income
                  Securities
                  GNMA Portfolio      1,674,753        --           --           --      1,674,753    1,674,753   --
                Fixed Income
                  Securities
                  GNMA Portfolio             --     22,264          --           --         22,264       22,264   --
                Money Market
                  Reserves
                  U.S. Treasury
                  Portfolio           1,375,002        --           --           --      1,375,002    1,375,002   --
                Money Market
                  Reserves
                  U.S. Treasury
                  Portfolio                  --    176,225          --           --        176,225      176,225   --

Fidelity      Fidelity:
  Investments   Contrafund            1,752,635         --          --           --      1,752,635    1,752,635   --
                Contrafund                   --     10,112          --           --         10,112       10,112   --





                               EXHIBITS



23     Consent of KPMG Peat Marwick LLP

                             SIGNATURES



     The Plan.   Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               UNITED VIDEO SATELLITE GROUP, INC.
                                          401(k) Plan





DATE:  June 27, 1997           By:     /s/ Peter C. Boylan III
                                    ------------------------------
                                          Peter C. Boylan III
                                    Member, United Video Satellite
                                       Group, Inc. 401(k) Plan
                                       Administrative Committee

                             EXHIBIT INDEX


Exhibit
Number                     Description
-------                    ------------

  23         Consent of KPMG Peat Marwick LLP